SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

On Deck Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

682163100

  (CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 682163100	13G	Page 2 of 10
1	NAME OF REPORTING PERSONS GV 2013, L.P. (“GV 2013”)(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,357,968 shares, except that GV 2013 GP, L.L.C. (“GP 2013”), the general partner of GV 2013 , Google Inc. (“Google”), the managing member of GP 2013, and Alphabet Inc. (“Alphabet”), the sole stockholder of Google, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,357,968 shares, except that GP 2013, the general partner of GV 2013, Google, the managing member of GP 2013, and Alphabet, the sole stockholder of Google, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,357,968
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.4%(2)
12	TYPE OF REPORTING PERSON	PN

(1) Formerly known as “Google Ventures 2013, L.P.”

(2) Based on 69,974,770 shares of the Common Stock outstanding as of October 31, 2015 as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2015.

CUSIP No. 682163100	13G	Page 3 of 10
1	NAME OF REPORTING PERSONS GV 2013 GP, L.L.C.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,357,968 shares directly held by GV 2013. GP 2013, the general partner of GV 2013, Google, the managing member of GP 2013, and Alphabet, the sole stockholder of Google, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER.
2,357,968 shares directly held by GV 2013. GP 2013, the general partner of GV 2013, Google, the managing member of GP 2013, and Alphabet, the sole stockholder of Google, may be deemed to have the sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,357,968
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.4%(2)
12	TYPE OF REPORTING PERSON	OO

(1) Formerly known as “Google Ventures 2013 GP, L.L.C.”

(2) Based on 69,974,770 shares of the Common Stock outstanding as of October 31, 2015 as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2015.

CUSIP No. 682163100	13G	Page 4 of 10
1	NAME OF REPORTING PERSONS Google Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,683,853.(1)
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER. 2,683,853.(1)
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,683,853(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%(2)
12	TYPE OF REPORTING PERSON	CO

(1) Includes 2,357,968 shares held directly by GV 2013 and 325,885 shares held directly by Google. GP 2013, the general partner of GV 2013, Google, the managing member of GP 2013, and Alphabet, the sole stockholder of Google, may be deemed to have sole power to vote and sole power to dispose of the shares held directly by GV 2013. Alphabet, the sole stockholder of Google, may be deemed to have the sole power to vote and the sole power to dispose of the shares held directly by Google.

(2) Based on 69,974,770 shares of the Common Stock outstanding as of October 31, 2015 as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2015.

CUSIP No. 682163100	13G	Page 5 of 10
1	NAME OF REPORTING PERSONS Alphabet Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,683,853(1)
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER. 2,683,853(1)
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,683,853(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.8%(2)
12	TYPE OF REPORTING PERSON	CO

(1) Includes 2,357,968 shares held directly by GV 2013 and 325,885 shares held directly by Google. GP 2013, the general partner of GV 2013, Google, the managing member of GP 2013, and Alphabet, the sole stockholder of Google, may be deemed to have sole power to vote and sole power to dispose of the shares held directly by GV 2013. Alphabet, the sole stockholder of Google, may be deemed to have the sole power to vote and the sole power to dispose of the shares held directly by Google.

(2) Based on 69,974,770 shares of the Common Stock outstanding as of October 31, 2015 as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2015.

ITEM 1(A).	NAME OF ISSUER:
On Deck Capital, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
1400 Broadway, 25th Floor, New York, NY 10018
ITEM 2(A).	NAME OF PERSONS FILING:
This statement is filed by GV 2013, L.P. (“GV 2013”), GV 2013 GP, L.L.C. (“GP 2013”), the general partner of GV 2013, Google Inc. (“Google”), the managing member of GP 2013, and Alphabet Inc. (“Alphabet”), the sole stockholder of Google. The foregoing entities are collectively referred to as the “Reporting Persons.”
GP 2013 is the general partner of GV 2013 and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by GV 2013. Google is the managing member of GP 2013 and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by GV 2013. Alphabet is the sole stockholder of Google and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by GV 2013 and Google.
ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The address of the principal business office for each of the Reporting Persons is:

1600 Amphitheatre Parkway
Mountain View, CA 94043
ITEM 2(C)	CITIZENSHIP:
GV 2013 is a Delaware limited partnership, GP 2013 is a Delaware limited liability company, Google is a Delaware corporation, and Alphabet is a Delaware corporation.
ITEM 2(D)/E	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:
Common Stock
CUSIP # 682163100
ITEM 3.	Not Applicable.
ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)      Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)      Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following - ☒
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Under certain circumstances set forth in the limited partnership agreement of GV 2013 and the limited liability company agreement of GP 2013, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner, or member.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2016

GV 2013, L.P. By: GV 2013 GP, L.L.C., its General Partner By: Google Inc., its Managing Member By: /s/ Christine Flores Name: Christine Flores Title: Assistant Secretary
GV 2013 GP, L.L.C. By: Google Inc., its Managing Member By: /s/ Christine Flores Name: Christine Flores Title: Assistant Secretary

Google Inc.

By:        /s/ Christine Flores
Name:   Christine Flores

Title:     Assistant Secretary

Alphabet Inc.

By:        /s/ Christine Flores
Name:   Christine Flores

Title:     Assistant Secretary

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of On Deck Capital, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 4, 2016

GV 2013, L.P. By: GV 2013 GP, L.L.C., its General Partner By: Google Inc., its Managing Member By: /s/ Christine Flores Name: Christine Flores Title: Assistant Secretary
GV 2013 GP, L.L.C. By: Google Inc., its Managing Member By: /s/ Christine Flores Name: Christine Flores Title: Assistant Secretary

Google Inc.

By:        /s/ Christine Flores
Name:   Christine Flores

Title:     Assistant Secretary

Alphabet Inc.

By:        /s/ Christine Flores
Name:   Christine Flores

Title:     Assistant Secretary